Tenet Makes Changes to Board of Directors as Company Prepares to Expand Beyond China

Toronto, Ontario--(Newsfile Corp. - August 17, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced that Chairman Charles-André Tessier and fellow director Mark Dumas have agreed to resign from the Company's board of directors to make way for the appointments of Carol Penhale and Dylan Tinker, who will respectively chair the Company's governance and audit committees.

The change to Tenet's board comes at a time when the Company's operations are transitioning from a China-focused, Fintech, and transaction fee model to more of a global, data and AI services focused model. Tenet's executive management believes the Company and its shareholders will be best served with new directors whose skillsets and professional experiences are better aligned with the evolution of Tenet's business.

Ms. Penhale brings more than 25 years of leadership in Information Technology (IT), the financial services industry, and consulting for multiple Fortune 500 companies. She currently serves as Head of North America for Shoreline Consulting, which provides strategic consulting and program implementation with specific expertise in Operating Model Design, IT Strategy & Architecture, Data Management, Solution & Service Provider Selection, and Digital Transformation, through offices in Sydney, Melbourne, Singapore, and Toronto. In her prior role as Managing Director at Broadridge Financial Solutions a global financial services provider that processes approximately USD$9.0 trillion in financial transactions daily, she helped launch a boutique-style consulting entity inside the firm and helped build-out operational teams globally. Ms. Penhale has authored many thought-leadership white papers in addition to being a compelling and highly sought-after speaker on industry issues for financial services, digital transformation, and recalibration.

"I'm very excited about the opportunity to contribute to the forward-thinking team at Tenet and their vision for data, AI and analytics in business," said Ms. Penhale. "I see much potential and look forward to applying my experience and skill set to help the company achieve its long-term objectives."

Mr. Tinker is currently the CEO, Head of Technology Banking at AsiaTech Capital, where he works with select Asia-based technology companies on strategy, capital raising, and business development. Just prior to joining AsiaTech, he served as Head of Asian Technology Banking at Singapore-based Avista, the Asian arm of Houlihan Lokey, which is a top-rated US boutique investment bank in technology. His 29-year investment banking career began as Head of Asian Telecom and Internet at JPMorgan Chase and Co. in Hong Kong where he led and managed a team of 15 investment bankers that was ranked number one in the sector in AsiaMoney for two of the six years he was there. He went on to occupy the same position at UBS where he spent another six years. During his combined time at JPMorgan and UBS, Dylan worked on over 12 IPOs and 20 secondary market TMT (technology, media and telecom) transactions that raised over US$5B, including sourcing and helping lead the US$2B secondary offering of China Telecom while at UBS, which at the time was one of the largest secondary market deals in Hong Kong. Currently based in Los Angeles, Dylan is passionate about technology, particularly AI, and has an extensive network of technology and capital markets contacts in both the US and Asia that Tenet believes will be extremely valuable to the Company going forward as it embarks on the next phase of its expansion.

"Carol and Dylan both bring unique skills and experiences in technology, international business, capital markets and networking that I believe will be tremendous value-adds in helping us achieve our objective of building a global network that redefines what it means to be an SME," commented Tenet CEO Johnson Joseph. "I also want to personally thank Charles and Mark for their valuable contributions. While they will no longer be directors of the Company, I know that they will continue to have the best interests of Tenet at heart, and therefore I plan to continue to lean on them from time to time to advise on select, specific matters. Meanwhile, I'd like to wish them both the very best in their future projects."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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